================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                                      AND

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               RISER FOODS, INC.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                           TALON ACQUISITION COMPANY

                               GIANT EAGLE, INC.
                                   (BIDDERS)
                            ------------------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  767612 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                DAVID S. SHAPIRA
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               GIANT EAGLE, INC.
                                101 KAPPA DRIVE
                                   RIDC PARK
                            PITTSBURGH, PENNSYLVANIA
                                 (412) 963-2540
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

                             CHARLES C. COHEN, ESQ.
                             COHEN & GRIGSBY, P.C.
                                 2900 CNG TOWER
                               625 LIBERTY AVENUE
                         PITTSBURGH, PENNSYLVANIA 15222
                                 (412) 394-4900
                            ------------------------

                                 JUNE 20, 1997
  (DATE OF EVENT WHICH REQUIRES FILING AMENDMENT TO STATEMENT ON SCHEDULE 13D)

================================================================================

                                 14D-1 AND 13D
CUSIP NO. 767612 10 4
--------------------------------------------------------------------------------

 1. NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TALON ACQUISITION COMPANY
--------------------------------------------------------------------------------

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]

                                                                   (b) [ ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY
--------------------------------------------------------------------------------

 4. SOURCES OF FUNDS

     AF
--------------------------------------------------------------------------------

 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e)
    OF 2(f)                                                                  [ ]
--------------------------------------------------------------------------------

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------

 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,007,408
--------------------------------------------------------------------------------

 8. CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------

 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     96%
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                 14D-1 AND 13D
CUSIP NO. 767612 10 4
--------------------------------------------------------------------------------

 1. NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GIANT EAGLE, INC.
--------------------------------------------------------------------------------

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]

                                                                   (b) [ ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY
--------------------------------------------------------------------------------

 4. SOURCES OF FUNDS

     BK
--------------------------------------------------------------------------------

 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e)
    OF 2(f)                                                                  [ ]
--------------------------------------------------------------------------------

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

     PENNSYLVANIA
--------------------------------------------------------------------------------

 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,007,408
--------------------------------------------------------------------------------

 8. CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------

 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     96%
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Schedule 13D (together with the Schedule 14D-1, the "Schedule 14D-1") filed with the Securities and Exchange Commission on May 20, 1997 by Talon Acquisition Company, a Delaware corporation (the "Purchaser"), and Giant Eagle, Inc., a Pennsylvania corporation and sole shareholder of the Purchaser ("Parent"), relating to the offer by the Purchaser to purchase all of the outstanding shares of the Class A Common Stock, par value $.01 per Share (the "Shares"), of Riser Foods, Inc., a Delaware corporation (the "Company"), at a price of $42.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated May 20, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which were attached to the Schedule 14D-1 as Exhibits (a)(1) and (a)(2) respectively.

     Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

     In connection with the foregoing, Parent and the Purchaser are hereby amending and supplementing the Schedule 14D-1 by submitting revised cover pages and as follows.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 6(a) - (b) is hereby amended and supplemented by the addition of the following paragraph thereto:

     The Offer expired at 12:00 Midnight, New York City time, on Tuesday, June 17, 1997. The Company and Parent issued a press release on Wednesday, June 18, 1997 in which they disclosed that approximately 7.0 million Shares (approximately 96% of the outstanding Shares) were validly tendered and not withdrawn pursuant to the Offer, of which approximately 237,000 Shares were tendered by means of guaranteed delivery procedures, and that the Purchaser intended to accept and pay for all such Shares. A press release related to the foregoing is filed as Exhibit (a)(9) to the Schedule 14D-1 and is incorporated herein by reference.

     On June 20, 1997, the Purchaser accepted and paid for all 7,007,408 Shares which were validly tendered and not withdrawn prior to the expiration of the Offer.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto.

     (a)(9) Press Release issued by the Company and Parent, dated June 18, 1997.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 1997

                                          TALON ACQUISITION COMPANY

                                          By: /s/ DAVID S. SHAPIRA
                                            ------------------------------------
                                            Name: David S. Shapira
                                            Title: Chairman and Chief Executive
                                              Officer

                                          GIANT EAGLE, INC.

                                          By: /s/ DAVID S. SHAPIRA
                                            ------------------------------------
                                            Name: David S. Shapira
                                            Title: Chairman and Chief Executive
                                              Officer

                                 EXHIBIT INDEX

EXHIBIT                                                                                   PAGE
 NUMBER                                   EXHIBIT NAME                                   NUMBER
--------   ---------------------------------------------------------------------------   ------
(a)(9)     Press Release issued by the Purchaser and Parent on June 18, 1997..........

                                                                Exhibit (a)(9)
NEWS RELEASE

                                RISER FOODS INC.
                               5300 Richmond Road
                          Bedford Heights, Ohio 44146
                                 (216) 292-7000

FOR IMMEDIATE RELEASE

       Contact: Joseph Faccenda                   Ronald W. Ocasek
                Giant Eagle, Inc.      OR         Riser Foods, Inc.
                (412) 963-2510                    (216) 591-2830

                        TENDER OFFER BY PITTSBURGH-BASED
                           GIANT EAGLE FOR SHARES OF
                      CLEVELAND-BASED RISER FOODS TO CLOSE

Pittsburgh, Pennsylvania and Bedford Heights, Ohio, (June 18, 1997) - Giant Eagle, Inc. and Riser Foods, Inc. (AMEX: RSR) announced today that Giant Eagle's cash tender offer for shares of Class A Common Stock of Riser which commenced May 20, 1997, expired at 12:00 midnight, New York City time, on Tuesday, June 17, 1997 and that the minimum tender condition and all other conditions of the tender offer have been satisfied. Giant Eagle intends to accept and promptly pay for all shares of Class A Common Stock it has received.

In response to the tender offer, a total of approximately 7.0 million shares of Class A Common Stock, including approximately 237,000 shares tendered pursuant to guaranteed delivery procedures, were validly tendered and not withdrawn, representing approximately 96% of all outstanding shares of Class A Common Stock. Each share of Class A Common Stock not tendered will be converted into the right to receive $42.00 net in cash, without interest, pursuant to a merger between Talon Acquisition Company, a wholly-owned subsidiary of Giant Eagle, and Riser Foods, which is expected to be completed within 25 days subject to extensions to meet regulatory approvals.

Currently, Giant Eagle operates 56 company-owned stores and supplies 86 independently owned Giant Eagle stores. Riser Foods operates 35 company-owned stores under the Rini-Rego Stop-n-Shop banner, which are part of the 54-store Stop-n-Shop Supermarket Association. Riser also owns American Seaway Foods, which serves approximately 500 wholesale outlets including many fine independent supermarkets and mass-merchandising retailers. In addition, Riser's Eagle Ice Cream operation manufactures private-label ice cream products.